UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of           May          , 20 09
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F  ☑     Form 40-F  ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes  ☐     No  ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date May 13, 2009	By	/s/ Heri Supriadi
(Signature)

Heri Supriadi
VP Investor Relations/ Corporate Secretary

THE YEAR END OF 2008 RESULTS (AUDITED) May 13,2009
TICKERS:
NYSE : TLK
LSE : TKIA
IDX : TLKM
DIVISIONS:
Regional Divisions:I, II, III, IV, V,VI and VII
ISSUED SHARES:
20,159,999,280 shares
SHAREHOLDERS COMPOSITION:
Govt. of Indonesia : 51.2%
Public : 46.4%
Treasury Stock : 2.4%
(As of Dec 31, 2008)
CONVERSION RATES (US$ 1.00):
2007 = Rp.9,394.0 (Dec 31,2007)
2008 = Rp.10,900.0 (Dec 31,2008)
NOTABLE FIGURES:
■	As of December 31, 2008, Net additional subscribers of Speedy, Flexi and Cellular have grown significantly by 167.6%, 190.9% and 41.6%, respectively

■	On YoY basis, Total Operating Revenues rose by 2.1% to Rp.60.7 Tn

■	Total Expenses increased by 16.4% and EBITDA decreased by 6.6%, due to:
✓	Early Retirement Program (“ERP”) with an expense of Rp.788 billion;

✓	An increase in radio frequency usage charges of Rp.1.3 trillion. following the growth in Telkomsel’s BTS
■	Net Income decreased by 17.4%, mainly due to forex losses of Rp.1.6 trillion

■	On YoY basis, our New wave revenue grew by 42.9%, and its contribution to total revenue increased by 2.6% in 2008.
FIXED LINE LIS vs CELLULAR SUBSCRIBERS
FY/08 (in million)
OPERATIONAL HIGHLIGHTS:

	FY/07	FY/08
Descriptions	(‘000)	(‘000)	Growth (%)
Fixed Line:
LIS Wireline	8,685	8,630	-0.6
LIS Wireless (Flexi):	6,363	12,725	100.0
— Post paid	828	731	-11.7
— Prepaid	5,535	11,994	116.7
Total Fixed Line	15,048	21,355	41.9
Cellular:
— Postpaid	1,913	1,940	1.4
— Prepaid	45,977	63,360	37.8
Total Cellular	47,890	65,300	36.4

ADSL (Speedy)	241	645* )	167.6

*)	Exclude for education and trial= 205K
TELKOM FINANCIAL
INDICATORS — FY/08 (Rp.Trillion)
FINANCIAL HIGHLIGHTS (Consolidated):

Key Indicators	FY/07	FY/08	Growth (%)
Op. Revenues (Rp. bn)	59,440	60,690	2.1
Op. Expenses (Rp. bn)	32,967	38,382	16.4
Op. Income (Rp. bn)	26,473	22,307	-15.7
EBITDA (Rp. bn)	37,067	34,621	-6.6
Net Inc. (Rp. bn)	12,857	10,619	-17.4
Net Inc./Share(Rp)	644.08	537.73	-16.5
Net Inc./ADS(Rp)	25,763.2	21.509.2	-16.5
EBITDA Margin (%)	62.3	57.0	-5.3

DISCLAIMER
This document contains financial conditions and result of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM does not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.
Investor Relations & Corporate Secretary
PT. TELEKOMUNIKASI INDONESIA Tbk
Grha Citra Caraka, 5th floor
Jl. Gatot Subroto No.52, Jakarta
Phone : 62 21 5215109
Fax : 62 21 5220500
Email : investor@telkom.co.id
Website : www.telkom-indonesia.com

The Year End of 2008 Results (Audited)

ANNOUNCEMENT FOR THE YEAR END OF 2008 RESULTS (Audited)
Jakarta, May 13, 2009 — PT Telekomunikasi Indonesia, Tbk. (“TELKOM” or “the Company”), has announced its operational and consolidated financial statements results for the year end of 2008. All financial figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP) and expressed an unqualified opinion from the Auditor.
OPERATIONAL RESULTS
Fixed-Lines in Service (including Fixed Wireless)
As of December 31, 2008, TELKOM recorded 21.4 million fixed lines in service, consisting of 8.6 million fixed wirelines and 12.7 million fixed wireless.
Fixed-Wireless CDMA Services
In this period, TELKOMFlexi was available in 353 cities with 4,054 BTS. As of December 31, 2008, TELKOMFlexi has market share more than 59% with 12.7 million subscribers. During 2008, in tight competition, TELKOMFlexi can maintain ARPU (blended) amount Rp.38K (decreased by 28.3% compared to the 2007 figures. Meanwhile, the total wireless production grew by 45.7% from 9,327 billion minutes to 13,593 billion minutes. As of December 31, 2008, net adds for Flexi reached 6.4 million or grew by 191%, compared to 2007 figures.
For detail information of TELKOMFlexi performance as of December 31, 2008, please see attachment on Table 7.
Cellular net additional subscribers for 2008 reached 17.4 million
Cellular Services
As of December 31, 2008, Telkomsel has around 47 % subscribers market share with a total of 65.3 million subscribers.
During the year of 2008, Telkomsel added 6,014 new BTS (including 1,278 3G-BTS), and 67.3 million subscribers capacity. As of December 31, 2008, total Telkomsel’s BTS grew by 28.8% to 26,872 units.
Telkomsel provides GSM cellular services in Indonesia through its own network and internationally through networks operated by 329 international roaming partners in 176 countries as of the end of 2008. At the of year 2008, Telkomsel had the largest network of any of the cellular operators in Indonesia, providing coverage to more than 95% of Indonesia’s population, including all counties in Indonesia and all sub-counties in Java, Bali, Nusa Tenggara and Sumatera.

The Year End of 2008 Results (Audited)

Telkomsel was the first operator in South East Asia that launched BlackBerry® prepaid service
In May 2008, Telkomsel was the first operator in South East Asia that launched BlackBerry® prepaid service. Activation via SMS was launched at the same time, marking a worldwide first. By the end of 2008, BlackBerry® subscription had reached 35,000. In the same month, Telkomsel offered free modem unlimited package & unlimited package for kartuHALO subscribers who use TelkomselFlash service.
Broadband Services
As of December 31, 2008, there were 645K subscribers (exclude 205K for education and trial) of broadband ADSL internet access (Speedy) or 167.6 % growth from 241K subscribers compared to last year. The revenues from Speedy services for the year of 2008 has reached Rp.1,438.7 billion.
FINANCIAL RESULTS
In this report we compare the Company’s financial results as of December 31, 2008 with the same period last year, based on financial statements submitted to the capital market authority (Bapepam-LK).
Balance Sheet
For this year, TELKOM’s Total Assets increased 11.2% from Rp.82,058.8 billion to Rp.91,256.2 billion.
▪	Current Assets, decreased by 8.5% to Rp.14,622.3 billion, mainly due to lower cash balance as result from increasing in cash payments for operating expenses during 2008.
▪	Non Current Assets increased by 16.0% to Rp.76,933.9 billion due to increasing in our fixed assets more than Rp.10 trillion as a result from capital expenditures for network infrastructures.
Total Liabilities increased by 21.2% to Rp.47,258.4 billion and Total Equities increased by 1.7% to Rp.31,314.1 billion.
▪	Current Liabilities increased by 30.6% to Rp.26,998.2 billion due to increasing in trade payables and current maturities of long-term maturities.
▪	Non-current Liabilities increased by 10.5% to Rp.20,260.2 billion due to increasing in bank loans.

The Year End of 2008 Results (Audited)

Profit and Loss Statement
Operating Revenues
Operating Revenues which was presented in net basis for FY/2007 and FY/2008, respectively, increased by Rp. 1,249.8 billion, or 2.1%, from Rp.59,440.0 billion in 2007 to Rp. 60,689.8 billion in 2008. This increase was lower than the same period last year, mainly attributed to an aggressive price war in cellular industry, regulatory change in interconnection since April, 2008, and customer life style.
The contribution of the increased revenues in 2008 is summarized as follows:
Cellular revenues contribution to total revenues increased by 3.6 % from the last year contribution
Revenues Contribution
FY/08:
▪	Cellular revenues increased by Rp. 2,694.0 billion, or 11.9% compared to the same period last year, mainly due to the growth in Telkomsel’s Minutes of Usage (MOU) by 257.3% to 90.2 billion minutes, as a result from the subscribers growth by 36.4% to 65.3 million.
▪	Network revenues increased by Rp.372.1 billion or 52.6%, mainly due to increase in satellite transponder and leased line services as a result from aggressive selling program for leased lines and satellite transponder services during 2008 and increasing in the number of telecommunication operators that use our network that has high capabilities.
▪	Data, Internet and information technology services revenues increased by Rp.28.7 billion, or 0.2%.The increase in data and Internet revenues was primarily due to increasing in internet connectivity as a result of successful Speedy marketing program which boost Speedy subscribers.
▪	Other telecommunications revenues increased by Rp.388.5 billion or 117.8%. Increasing in this revenues was primarily as a result of flexi terminal bundling program.
▪	Meanwhile, Fixed line revenues decreased by Rp.1,271.0 or 11.6%. The decrease in this revenue was primarily due to the decrease in fixed wireline revenues. Decreasing in this revenue due to a 18.0% decrease in local and domestic long-distance revenues caused by changing in life style where customers preferred to make mobile to mobile (M2M) call. As a result of this style, pulse production for this year less than previous year.
Flexi revenue contributed to total revenues in the amount of Rp.3,697 billion
TELKOMFlexi revenues contributed to total TELKOM’s revenue in the amount of Rp.3,697 billion consisting of installation charges, monthly subscription charges, local & domestic long distance revenues which

The Year End of 2008 Results (Audited)

amounted to Rp.1,443 billion, while interconnection, SMS and internet revenues amounted to Rp.1,698 billion, Rp.506 and Rp.50 billion, respectively.
▪	Interconnection Revenues. On a net basis, the Interconnection revenues decreased by Rp.860.5 billion, or 8.9%. Net interconnection revenue consists of interconnection revenues from our fixed line network and interconnection revenues from Telkomsel’s mobile cellular network and also from incoming international long distance of our IDD service (TIC-007). The decrease in this revenue was primarily due to changing in life style where customers seem to be likely using on-net call (mobile to mobile call) from the same operators which offered very low tariff.
Based on YoY comparison, Operating revenues showed positive results and increased by 1.9%
To make comparison with previous quarter, below we represent the proforma QoQ and YoY table, which are presented on net basis.

	QoQ			YoY
Account	Q3/08	Q4/08	Growth	Q4/07	Q4/08	Growth
Operating Rev.(Rp.bn)	14,422	16,090	11.6%	15,793	16,090	1.9%
Operating Expense (Rp. Bn)	9,711	10,961	12.9%	9,216	10,961	18.9%
Operating Income (Rp. Bn)	4,711	5,128	8.9%	6,577	5,128	-22.0%
EBITDA (Rp. Bn)	7,769	8,641	11.2%	9,361	8,641	-7.7%
Net Income (Rp. Bn)	2,622	1,699	-35.2%	3,038	1,699	-44.1%
EBITDA Margin (%)	53.9%	53.7%	-0.2%	59.3%	53.7%	-5.6%
Based on QoQ and YoY comparison, Operating revenues showed positive results and increased by 11.6% and 1.9%, respectively.
Our current strategy is to continue to strengthen the Legacy business and aggressively grow our New Wave business
Facing industry environment recently, we have stated new strategy. Our current strategy in tackling the current condition within the telecommunication industry is to continue to “strengthen the Legacy business and aggressively grow New Wave business”. Based on these strategies, we have segmented the revenue into Legacy and New Wave services, which is based on the group of services. This revenue segmentation may slightly differ from financial statement.
Legacy services are derived from the basic services of fixed wireline, fixed wireless and cellular (including SMS), network services, and other telecommunication services. New Wave services encompass data communication for enterprise, internet connectivity, broadband services, IT services and other value added data services.
For comparing our results that related with current strategy, we provide Table 5, containing financial results for Legacy & New wave businesses

The Year End of 2008 Results (Audited)

Our New Wave business has positive trend and grew by 42.9%
In mature Legacy business, for the full year 2008, Legacy revenues declined by 0.8%, mainly due to declined on interconnection tariff, pressure on cellular price war and lifestyle change on wireline usages. The new wave revenue grew by 42.9%, and its contribution to total revenue increased from 6.6% in 2007 to 9.2% in 2008. Therefore, the Legacy revenue decline was offset by an increase on the New Wave revenue.
Expenses Contribution
FY/08:
Operating Expenses
Operating Expenses increased by Rp. 5,415.0 billion, or 16.4%, summarized as follows:
▪	Operations, maintenance and telecommunications services expenses increased by Rp.2,627.1 billion, or 27.4%, mainly resulting from the network infrastructure growth (total BTS grew by 35.8%, consists of Telkomsel BTS’s from 20,858 to 26,872 units and Flexi’s BTS from 1,911 to 4,054). The increasing of these network infrastructures, primarily affected operation and maintenance costs, radio frequency usage charges, and also terminal costs.

▪	Depreciation Expenses increased by Rp.1,629.1 billion, or 17.3%, mainly due to increasing in depreciation expense of Telkomsel by 26.9% resulting from BTS deployment of 6,014 units in 2008, increase in the capacity of its transmitting and receiving stations, switching and intelligence network equipment, and increase in capital expenditures for network infrastructures.
Personnel Expense contribution to total expenses decreased by 2% from the last year contribution
▪	Personnel expenses increased by Rp.621.7 billion or 7.3%. The main contributors were primarily due to the recognition of accrued liability related to TELKOM’s early retirement program in 2008 that covered 1,156 participants with total cost amounted to Rp.788 billion.

▪	Marketing expenses increased by Rp.580.6 billion, or 32.8%, primarily due to increase in advertising and promotion program and also increase in customer education program related to increasing competition in our business recently.

▪	Meanwhile, General & Administrative expenses decreased by Rp.43.5 billion, or 1.2%, mainly due to the decrease in provision for doubtful accounts and social contribution.
As a result of the foregoing, Operating Income decreased by Rp.4,165.2 billion, or 15.7%, from Rp.26,472.7 billion in 2007 to Rp.22,307.5 billion in 2008 and EBITDA of Rp. 34,621 billion, decreased by Rp.2,446.5 billion or 6.6% from Rp.37,067 billion last year.

The Year End of 2008 Results (Audited)

Based on Indonesian Tax Law, a listed company that the stocks owned by the public are 40% or more of the total fully paid and traded stocks in IDX, and such stocks are owned by at least 300 parties, each party owning less than 5% of the total paid-up stocks for six months in one year. These requirements had been fulfilled by TELKOM and the Company had entitled to obtain a reduction of corporate income tax by 5%.
Capital Expenditure
During the year of 2008, total Capex for TELKOM Group amounted to Rp.22,244.5 billion, primarily allocated to TELKOM for Rp.6,086.9 billion and Telkomsel for Rp.15,915.0 billion.
Debt portion in US$ has decreased by 10% to minimize forex loss on our bottom line
Consolidated Debt
As of December 31, 2008, the breakdown of debt portfolio (short-term and long-term) in foreign currencies and Rupiah equivalents were as follows:

	Original ccy (in million)		Rp (in billion)		Portion (%)
Currencies	FY07	FY08	FY07	FY08	FY07	FY08
IDR / Rupiah	9,647,137	14,072,258	9,647	14,072	61%	71%
U.S. Dollar	524	383	4,923	4,191	31%	21%
Japanese Yen	13,242	12,286	1,100	1,489	7%	8%
EURO	7	—	101	—	1%	0%
Total			15,771	19,752	100%	100%
For 2008, TELKOM applied new strategy related to hedge our cash position. Our new hedging strategy is provided by natural hedging through maintaining cash and cash equivalent amounted around 50% from approximately current maturity and average payment for capex/opex during 12 months ahead. With this new strategy, total hedging amounted US$ 90 million/month for one year ahead.
Human Resources
As of December 31, 2008, the total number of employees at TELKOM (as a single entity) and Telkomsel were 25,016 persons and 4,129 persons respectively.
In December 2008, TELKOM introduced an Early Retirement Program (“ERP”) for all of its employees. We offered this to make our business environment more effective and competitive. The program was offered on a voluntary basis to all employees meeting the eligibility criteria (e.g.,

The Year End of 2008 Results (Audited)

education, age, tenure, performance). A total of Rp.788 billion was paid out to 1,156 TELKOM employees.
VP Investor Relations & Corporate Secretary,

HERI SUPRIADI

The Year End of 2008 Results (Audited)

Table 1
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (AUDITED)
As of Dec 31, 2007 and 2008
(in million Rupiah)

	2007	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	10,140,791	6,889,945
Temporary investments	159,504	267,044
Trade receivables
Related parties — net of allowance for doubtful accounts of Rp.69,521 million in 2007 and Rp.81,196 million in 2008	449,085	544,974
Third parties — net of allowance for doubtful accounts of Rp.1,030,935 million in 2007 and Rp.1,122,709 million in 2008	2,912,403	2,964,795
Other receivables — net of allowance for doubtful accounts of Rp.10,982 million in 2007 and Rp.9,194 million in 2008	150,508	108,874
Inventories — net of allowance for obsolescence of Rp.54,701 million in 2007 and Rp.64,849 million in 2008	211,441	511,950
Prepaid expenses	1,407,410	1,875,773
Claims for tax refund	408,011	569,954
Prepaid taxes	60,222	805,594
Other current assets	78,720	83,407

Total Current Assets	15,978,095	14,622,310

NON-CURRENT ASSETS
Long-term investments — net	113,990	169,253
Property, plant and equipment — net of accumulated depreciation of Rp.54,005,834 million in 2007 and Rp.61,917,333 million in 2008	60,075,808	70,589,590
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.502,563 million in 2007 and Rp.249,707 million in 2008	705,091	476,654
Prepaid pension benefit cost	398	97
Advances and other non-current assets	1,408,764	2,159,688
Goodwill and other intangible assets — net of accumulated amortization of Rp.5,080,964 million in 2007 and Rp.6,324,335 million in 2008	3,775,212	3,187,808
Escrow accounts	1,402	50,850

Total Non-current Assets	66,080,665	76,633,940

TOTAL ASSETS	82,058,760	91,256,250

The Year End of 2008 Results (Audited)

Table 1 ( continued)
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (AUDITED)
As of Dec 31, 2007 and 2008
(in million Rupiah)

	2007	2008
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables
Related parties	942,912	1,376,146
Third parties	5,962,022	10,793,238
Other payables	16,679	11,959
Taxes payables	3,052,149	739,688
Accrued expenses	2,741,076	4,093,632
Unearned income	2,413,952	2,742,123
Advances from customers and suppliers	141,361	141,132
Short-term bank loans	573,669	46,000
Current maturities of long-term liabilities	4,830,809	7,054,233

Total Current Liabilities	20,674,629	26,998,151

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	3,034,100	2,904,873
Unearned income on Revenue-Sharing Arrangements	503,385	299,324
Accrued long service awards	74,520	102,633
Accrued post-retirement health care benefits	2,768,923	2,570,720
Accrued pension and other post-retirement benefits costs	1,354,543	1,141,798
Long-term liabilities — net of current maturities
Obligations under finance leases	201,994	337,780
Two-step loans — related party	3,727,884	3,949,431
Bank loans	4,165,168	7,495,144
Deferred consideration for business combinations	2,500,273	1,458,545
Total Non-current Liabilities	18,330,790	20,260,248

MINORITY INTEREST	9,304,762	9,683,780

STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A
Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333
Treasury stock — 244,740,500 shares in 2007 and 490,574,500 shares in 2008	(2,176,611)	(4,264,073)
Difference in value arising from restructuring transactions and other transactions between entities under common control	270,000	360,000
Difference due to change of equity in associated companies	385,595	385,595
Unrealized holding (loss) gain from available-for-sale securities	11,237	(19,066)
Translation adjustment	230,017	238,319
Retained earnings
Appropriated	6,700,879	10,557,985
Unappropriated	22,214,129	20,941,978

Total Stockholders’ Equity	33,748,579	34,314,071

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	82,058,760	91,256,250

The Year End of 2008 Results (Audited)

Table 2
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (AUDITED)
FOR THE YEAR ENDED DEC 31, 2007 AND 2008
(in million Rupiah)

	2007	2008
OPERATING REVENUES
Telephone
Fixed lines	11,001,211	9,730,257
Cellular	22,638,065	25,332,028
Interconnection
Revenues	12,705,911	12,054,314
Expenses	(3,054,604)	(3,263,560)
Net	9,651,307	8,790,754

Data, internet and information technology services	14,684,135	14,712,758
Joint operation schemes	—	—
Network	707,374	1,079,475
Revenue-Sharing Arrangements	427,978	326,052
Other telecommunications services	329,941	718,460

Total Operating Revenues	59,440,011	60,689,784

OPERATING EXPENSES
Depreciation	9,440,476	11,069,575
Personnel	8,494,890	9,116,634
Operations, maintenance and telecommunication services	9,590,596	12,217,685
General and administrative	3,672,194	3,628,686
Marketing	1,769,147	2,349,729

Total Operating Expenses	32,967,303	38,382,309

OPERATING INCOME	26,472,708	22,307,475

OTHER (EXPENSES) INCOME
Interest income	518,663	671,834
Equity in net income (loss) of associated companies	6,637	20,471
Interest expense	(1,436,165)	(1,581,818)
(Loss) gain on foreign exchange — net	(294,774)	(1,613,759)
Others — net	328,584	508,605

Other (expenses) income — net	(877,055)	(1,994,667)

INCOME BEFORE TAX	25,595,653	20,312,808

TAX (EXPENSE) BENEFIT
Current	(7,233,874)	(5,823,558)
Deferred	(693,949)	183,863
	(7,927,823)	(5,639,695)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	17,667,830	14,673,113

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — Net	(4,810,812)	(4,053,643)

NET INCOME	12,857,018	10,619,470

BASIC EARNINGS PER SHARE
Net income per share	644.08	537.73
Net income per ADS
(40 Series B shares per ADS)	25,763.20	21,509.20

The Year End of 2008 Results (Audited)

Table 3
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (AUDITED)
FOR THE YEAR ENDED DEC 31, 2007 AND 2008
(in million Rupiah)

	2007	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	10,987,600	9,166,209
Cellular	22,720,191	25,682,026
Interconnection — net	9,621,688	8,751,684
Data, internet and information technology services	14,822,515	14,828,097
Joint operation schemes	3,797	—
Other services	1,122,607	1,848,260
Total cash receipts from operating revenues	59,278,398	60,276,276
Cash payments for operating expenses	(23,612,680)	(26,637,184)
Cash refund to customers	(18,876)	(1,168)

Cash generated from operations	35,646,842	33,637,924

Interest received	514,524	659,450
Interest paid	(1,470,328)	(1,429,781)
Income tax paid	(6,963,766)	(8,551,296)

Net Cash Provided by Operating Activities	27,727,272	24,316,297

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	11,804	28,676
Purchase of temporary investments and placements in time deposits	(84,444)	(158,582)
Proceeds from sale of property, plant and equipment	39,105	3,598
Proceeds from insurance claims	10,626	11,159
Acquisition of property, plant and equipment	(15,056,802)	(15,863,840)
Decrease (increase) in advances for purchases of property, plant and equipment	15,710	224,291
(Increase) decrease in advances and other assets	(61,590)	(62,679)
Business combinations, net of cash (paid) acquired	—	(287,403)
Acquisition of intangible assets	—	(366,887)
Cash dividends received	510	3,637
Acquisition of long-term investments	(13,782)	(28,249)
Increase in escrow accounts	—	(49,448)

Net Cash Used in Investing Activities	(15,138,863)	(16,545,727)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(6,047,431)	(8,033,511)
Cash dividends paid to minority stockholders of subsidiaries	(3,693,137)	(3,732,401)
Proceeds from short-term borrowings	1,130,435	54,235
Repayments of short-term borrowings	(1,233,333)	(582,195)
Repayments of Medium-term Notes	(465,000)	—
Proceeds from long-term borrowings	5,119,000	8,433,000
Repayments of long-term borrowings	(3,317,415)	(4,865,401)
Payment for purchase of treasury stock	(1,224,400)	(2,087,462)
Repayments of promissory notes	(199,365)	(200,813)
Repayments of obligations under finance leases	(26,392)	(333,888)
Redemption of bonds	(1,000,000)	—

Net Cash Used in Financing Activities	(10,957,038)	(11,348,436)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,631,371	(3,577,866)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	193,584	327,020

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,315,836	10,140,791

CASH AND CASH EQUIVALENTS AT END OF YEAR	10,140,791	6,889,945

The Year End of 2008 Results (Audited)

Table 4
FINANCIAL RATIOS
As of Dec 31, 2007 and 2008

	2007	2008	Growth (%)

Contribution to total fixed lines revenue:
Local & SLJJ (%)	63.8	59.0	(4.9)
Monthly subscription charges (%)	33.6	37.7	4.1
Installation charges (%)	1.1	1.3	0.2
Phone Card (%)	0.0	0.1	0.1
Others (%)	1.4	1.9	0.5
Contribution to total operating revenues:
Cellular (%)	38.1	41.7	3.7
Fixed lines (%)	18.5	16.0	(2.5)
Interconnection (%)	16.2	14.5	(1.8)
Data, internet and information technology service (%)	24.7	24.2	(0.5)
Network (%)	1.2	1.8	0.6
Revenue-Sharing Arrangements (%)	0.7	0.5	(0.2)
Other telecommunications services (%)	0.6	1.2	0.6
ARPU Fixed line (Rp.’000)	186.0	139.0	(25.3)
EBITDA (Rp billion)	37,067	34,621	(6.6)
EBITDA margin (%)	62.3	57.0	(5.3)
Operating margin (%)	44.5	36.8	(7.8)
Profit Margin (%)	21.6	17.5	(4.1)
Current ratio (%)	77.3	54.2	(23.1)
Return on Assets (%)	15.7	11.6	(4.1)
Return on Equity (%)	38.1	30.9	(7.1)
Total Liabilities to Equity (%)	115.6	137.7	(22.1)
Gearing (Net Debt to Equity) (%)	16.2	36.6	20.4
Debt to Equity (%)	46.7	57.6	10.8
Debt to EBITDA (%)	42.5	57.1	14.6
Debt Service Ratio (Times)	5.4	4.1	(1.3)
EBITDA to Interest Expense (times)	25.8	21.9	(3.9)
EBITDA to Net Debt (%)	677.8	276.0	(401.8)

The Year End of 2008 Results (Audited)

Table 5
Legacy and New Wave Revenues
As of Dec 31, 2007 and 2008

	Revenue (Rp. Bn)			Portion (%)
	2007	2008	Growth (%)	2007	2008
LEGACY REVENUE	55,546	55,126	(0.8)	93.4	90.8
Wireline	18,021	15,878	(11.9)	30.3	26.2
Telephony *)	18,021	15,878	(11.9)	30.3	26.2
Fixed Wireless	3,240	3,247	0.2	5.5	5.4
Telephony *)	2,783	2,741	(1.5)	4.7	4.5
SMS	457	506	10.8	0.8	0.8
Cellular	32,852	33,892	3.2	55.3	55.8
Telephony *)	22,085	24,745	12.0	37.2	40.8
SMS	10,767	9,147	(15.0)	18.1	15.1
Network service	678	1,069	57.6	1.1	1.8
Others	754	1,039	37.8	1.3	1.7

NEW WAVES REVENUE	3,895	5,564	42.9	6.6	9.2
Data & Communication	909	1,345	48.0	1.5	2.2
Internet	2,859	3,840	34.3	4.8	6.3
IT Service	51	321	529.5	0.1	0.5
Others	76	58	(23.6)	0.1	0.1
TOTAL	59,440	60,690	2.1	100.0	100.0

*)	Telephony revenue includes net interconnection revenue

Note: This revenues segmentation may slightly differ from financial statement
Table 6
FIXED TELEPHONE LINES
As of Dec 31, 2007 and 2008

	UNIT	2007	2008	Growth (%)
Exchange Capacity
Wireline	Lines (’000)	10,732	11,039	2.9%
Wireless	Lines (’000)	12,832	15,885	23.8%
Total Exchange Cap.	Lines (’000)	23,564	26,924	14.3%

Installed Lines
Wireline	Lines (’000)	9,705	9,839	1.4%
Wireless	Lines (’000)	9,384	19,861	111.7%
Total Installed Lines	Lines (’000)	19,089	29,700	55.6%

Subscribers
Wireline	Lines (’000)	8,324	8,303	-0.3%
Wireless	Lines (’000)	6,336	12,699	100.4%
Total Subscribers	Lines (’000)	14,660	21,002	43.3%

Public Phone
Wireline	Lines (’000)	361	327	-9.4%
Wireless	Lines (’000)	27	27	-1.5%
Total Public Phone	Lines (’000)	388	354	-8.9%

Lis Fixed
Wireline	Lines (’000)	8,685	8,630	-0.6%
Wireless	Lines (’000)	6,363	12,725	100.0%
Total Lines In Services	Lines (’000)	15,048	21,355	41.9%

The Year End of 2008 Results (Audited)

Table 7
FLEXI PERFORMANCE
As of Dec 31, 2007 and 2008

	UNIT	2007	2008	Growth (%)
Customer base
Classy/Postpaid	SSF (’000)	828	731	(11.7)
Trendy/Prepaid	SSF (’000)	5,535	11,994	116.7
Total/Blended	SSF (’000)	6,363	12,725	100.0

Net additional
Classy/Postpaid	SSF (’000)	34	(97)	(387.7)
Trendy/Prepaid	SSF (’000)	2,153	6,460	200.0
Total/Blended	SSF (’000)	2,187	6,363	190.9

ARPU
Classy/Postpaid	Rp (000)	114	93	(18.4)
Trendy/Prepaid	Rp (000)	45	32	(28.9)
Total/Blended	Rp (000)	53	38	(28.3)

MOU (Minute of use)	mn minutes	9,327	13,593	45.7
SMS	mn messages	1,998	3,628	81.6

NETWORK
BTS	BTS	1,911	4,054	112.1
Coverage	Cities	238	353	48.3

The Year End of 2008 Results (Audited)

Table 8
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEET
As of Dec 31, 2007 and 2008
(In billion Rupiah)

	2007	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,776	1,155
Acct. /Unbilled receivables	856	550
Prepayments	938	1,341
Others	489	1,211
Total Current Assets	5,059	4,257

NON-CURRENT ASSETS
Long-term Investment	20	20
Fixed Assets — net	38,251	46,359
Advances for Fixed Assets	98	1
Equipment not used in operations — net	56	37
Intangible assets — net	378	331
Others	815	926
Total Non-Current Assets	39,618	47,674
TOTAL ASSETS	44,677	51,931

CURRENT LIABILITIES
Short-term loans	533	—
Accounts payable & Accr. Liabilities	5,356	10,239
Taxes payable	1,878	236
Unearned revenue	2,004	2,416
Curr. maturities of med/long-term loans	2,632	4,740
Curr. maturities of oblig. under cap. lease	—	130
Total Current Liabilities	12,403	17,761

NON-CURRENT LIABILITIES
Med/Long term loan — net of current maturities	3,880	4,640
Deferred tax liabilities	2,042	2,245
Others	160	252
Total Non-current Liabilities	6,082	7,137

EQUITY
Capital stock — Rp 1,000,000 par value
Authorized — 650,000 shares
Issued and fully paid — 182,570 shares	183	183
Additional paid-in capital	1,505	1,505
Retained earnings	24,504	25,345
Total Equity	26,192	27,033

TOTAL LIAB. & STOCKHOLDERS’ EQUITY	44,677	51,931

The Year End of 2008 Results (Audited)

Table 9
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
INCOME STATEMENT
For the Year Ended Dec 31, 2007 and 2008
(In billion Rupiah)

	2007	2008
OPERATING REVENUES
Post-paid	5,086	4,243
Prepaid	29,838	31,888
International roaming	579	652
Interconnection : — Revenues	3,276	3,008
— Expense	(2,129)	(2,636)
Other (Network lease)	21	44
Net Operating Revenues	36,671	37,199

OPERATING EXPENSES
Personnel	1,397	1,345
Operation & maintenance	6,236	7,944
General & administrative	761	740
Marketing	923	1,208
Other operating expenses	1,750	1,900
Depreciation	5,725	7,264
Total Operating Expenses	16,792	20,401

EBIT (EARNINGS BEFORE INTEREST & TAXES)	19,879	16,798
OTHER INCOME/(EXPENSES)
Interest income & financing charges	(330)	(650)
Foreign exchange gain/(loss)	(57)	(468)
Others — net	(92)	139
Other income/(expenses) — net	(479)	(979)

INCOME BEFORE TAX	19,400	15,819
INCOME TAX EXPENSE	5,776	4,397
NET INCOME	13,624	11,422

EBITDA	25,604	24,062
EBITDA Margin — over net oper. revenues	70%	65%

ROA	33%	24%
ROE	55%	43%

The Year End of 2008 Results (Audited)

Table 10
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
OPERATIONAL INDICATORS
As of Dec 31, 2007 and 2008

	Unit	2007	2008	Growth
CUSTOMER BASE
Customer Base
kartuHALO	Subs (000)	1,913	1,940	1.4%
simPATI	Subs (000)	23,986	43,033	79.4%
Kartu As	Subs (000)	21,991	20,327	-7.6%
Total	Subs (000)	47,890	65,300	36.4%
Net Additions
kartuHALO	Subs (000)	251	27	-89.1%
simPATI	Subs (000)	2,608	19,047	630.3%
Kartu As	Subs (000)	9,434	(1,664)	-117.6%
Total	Subs (000)	12,293	17,410	41.6%

MOU (excluding free & incoming mins)	bn minutes	25.2	90.2	257.3%

ARPU
Total (12 months average)
kartuHALO	Rp.’000/month	264	216	-18.3%
simPATI	Rp.’000/month	84	63	-25.1%
Kartu As	Rp.’000/month	57	37	-34.9%
Blended	Rp.’000/month	80	59	-26.9%
Non-voice/Data (12 months average)
kartuHALO	Rp.’000/month	49	40	-18.8%
simPATI	Rp.’000/month	25	16	-35.7%
Kartu As	Rp.’000/month	23	18	-23.3%
Blended	Rp.’000/month	25	17	-30.1%

NETWORK DATA
Network Capacity
Base stations installed (GSM/DCS/3G)	Unit	20,858	26,872	28.8%
Overall capacity all network elements	Subs. mln.	50.5	67.3	33.3%
Quality of Service
Call success rate	%	94.24%	93.61%	-0.6%
Call completion rate	%	99.20%	98.73%	-0.5%

EMPLOYEE DATA
Total employees	person	4,080	4,129	1.2%
Efficiency ratio	Subs/employee	11,738	15,815	34.7%